HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________           Email: harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                  June 26, 2014

Angie Kim
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advanced Cannabis Solutions, Inc.


     Further to our June 25, 2014 letter to you today and supplementing our response to comment 10, the Company believes the 8-K filed on May 20, 2014 and the 10-Q/A filed on June 6, 2014 provide adequate disclosure concerning the lack of review of the March 31 10-Q report by the Company's auditor. Filing another amended 10-Q report at this time would only cause confusion. Ultimately, from an investor's prospective, the important issue is whether the information in the report is correct, not whether it has been reviewed by an issuer's independent accountant.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart





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